                                                            File No. 333-38255


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                              AMENDMENT NO. 1 TO


                                    FORM S-6

For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

     A.   Exact name of Trust:

               THE PAINEWEBBER EQUITY TRUST,
               REIT SERIES 1

     B.   Name of Depositor:

               PAINEWEBBER INCORPORATED

     C.   Complete address of Depositor's principal executive office:

               PAINEWEBBER INCORPORATED
               1285 Avenue of the Americas
               New York, New York 10019

     D.   Name and complete address of agents for service:

               PAINEWEBBER INCORPORATED
               Attention: Mr. Robert E. Holley
               1200 Harbor Boulevard
               Weehawken, New Jersey  07087

               Copy to:

               CARTER, LEDYARD & MILBURN
               Attention: Kathleen H. Moriarty, Esq.
               2 Wall Street
               New York, New York 10005

     E.   Total and amount of securities being registered:

               An indefinite number of Units pursuant to Rule 24f-2 under the Investment Company Act of 1940.

     F. Proposed maximum offering price to the public of the securities being registered:

               Indefinite


     G. Amount of filing fee, computed at one-thirty-fourth of 1 percent of the proposed maximum aggregate offering price to the public:


               None Required Pursuant to Rule 24f-2

     H.   Approximate date of proposed sale to public:

               AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF
               THE REGISTRATION STATEMENT

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                          THE PAINEWEBBER EQUITY TRUST
                                 REIT SERIES 1

                             Cross Reference Sheet

                    Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                  (Form N-8B-2 Items required by Instruction 1
                         as to Prospectus on Form S-6)

Form N-8B-2                                   Form S-6
Item Number                                   Heading in Prospectus

I.  Organization and General Information

 1. (a) Name of Trust                  ) Front Cover
    (b) Title of securities issued     )

 2. Name and address of Depositor      ) Back Cover

 3. Name and address of Trustee        ) Back Cover

 4. Name and address of principal      ) Back Cover
      Underwriter                      )

 5. Organization of Trust              ) The Trust

 6. Execution and termination of       ) The Trust
      Trust Agreement                  ) Termination of the
                                       )   Trust

 7. Changes of name                    )  *

 8. Fiscal Year                        )  *

 9. Litigation                         )  *

               II.  General Description of the Trust
                      and Securities of the Trust

10. General Information regarding      )The Trust
    Trust's Securities and Rights of   ) Rights of Unitholders
    Holders

---------
* Not applicable, answer negative or not required.

(a) Type of Securities                 ) The Trust
 (Registered or Bearer)                )

(b) Type of Securities                 ) The Trust
 (Cumulative or Distributive)          )

(c) Rights of Holders as to            ) Rights of Unitholders
 Withdrawal or Redemption              ) Redemption
                                       ) Public Offering of
                                       ) Units-Secondary
                                       ) Market for Units
                                       ) Exchange Option

(d) Rights of Holders as to            ) Public Offering of
 conversion, transfer, etc.            ) Units-Administration
                                       ) of the Trust

(e) Rights of Trust issues periodic    )  *
 payment plan certificates             )

(f) Voting rights as to Securities,    ) Rights of Unitholders
    under the Indenture                ) Amendment of the Trust
                                       ) Termination of the
                                       ) Trust

(g) Notice to Holders as to            )
    change in                          )
(1) Assets of Trust                    ) Amendment of the Indenture
(2) Terms and Conditions               ) Supervision of Trust
    of Trust's Securities              ) Investments
(3) Provisions of Trust                ) Amendment of the Indenture
(4) Identity of Depositor              ) Administration of the Trust
    and Trustee                        )

(h) Consent of Security Holders        )
    required to change                 )

(1) Composition of assets              ) Amendment of the Indenture
    of Trust
(2) Terms and conditions               ) Amendment of the Indenture
    of Trust's Securities              )
(3) Provisions of Indenture            )
(4) Identity of Depositor and          )  Amendment of the Indenture
    Trustee                            )

11. Type of securities comprising      ) The Trust Rights of Unit-
    security holder's interest         ) holders Administration of
                                       ) the Trust-Portfolio
                                       ) Supervision-Reinvestment
----------
* Not applicable, answer negative or not required.

12. Information concerning periodic    )  *
    payment certificates               )

13. (a) Load, fees, expenses, etc.     ) Public Offering Price of
                                       ) Units, Administration of
                                       ) the Trust, Expenses of the
                                       ) Trust

    (b) Certain information regarding  )  *
        periodic payment certificates  )

    (c) Certain percentages            ) Public offering of Units

    (d) Certain other fees, etc.       )
        payable by holders             ) Rights of Unitholders

    (e) Certain profits receivable by  ) Public Offering of Units-
        depositor, principal under-    ) Public Offering Price;
        writers, trustee or            ) -Sponsor's Profit-Secondary
        affiliated persons             ) Market for Units

    (f) Ratio of annual charges to     )  *
        income                         )

14. Issuance of trust's securities     ) The Trust
                                       ) Public Offering of Units

15. Receipt and handling of payments   ) Public Offering of Units
    from purchasers                    )

16. Acquisition and disposition of     ) The Trust, Administration
    Underlying Securities              ) of the Trust, Amendment of
                                       ) the Indenture, Termination
                                       ) of the Trust

17. Withdrawal or redemption           ) Public Offering of Units
                                       ) Administration of the Trust

18. (a) Receipt and disposition of     ) Distributions, The Trust,
        income                         ) Distributions, Administra-
                                       ) tion of the Trust

    (b) Reinvestment of distributions  )  *

    (c) Reserves or special fund       ) Distributions, Redemption,
                                       ) Expenses of the Trust,
                                       ) Termination of the Trust,
                                       ) Amendment of the Indenture
----------
* Not applicable, answer negative or not required.

    (d) Schedule of distribution       )  *

19. Records, accounts and report       ) Distributions, Adminstra-
                                       ) tion of the Trust

20. Certain miscellaneous provisions   ) Trustee, Sponsor Termina-
    of trust agreement                 ) tion of the Trust, Amend-
                                       ) ment of the Indenture

21. Loans to security holders          )  *

22. Limitations on liability           ) Sponsor, Trustee, Redemp-
                                       ) tion

23. Bonding arrangements               ) Included in Form N-8B-2

24. Other material provisions of       )  *
    trust agreement                    )

                   III.  Organization Personnel and
                  Affiliated Persons of Depositor

25. Organization of Depositor          ) Sponsor

26. Fees received by Depositor         ) Public Offering Price of
                                       ) Units, Expenses of the
                                       ) Trust

27. Business of Depositor              ) Sponsor

28. Certain information as to          ) Sponsor
    officials and affiliated           )
    persons of Depositor               )

29. Voting securities of Depositor     )  *

30. Persons controlling Depositor      ) Sponsor

31. Payments by Depositor for certain  )  *
    other services trust               )

32. Payments by Depositor for          )  *
    certain other services             )
    rendered to trust                  )

33. Remuneration of employees of       )  *
    Depositor for certain services     )
    rendered to trust                  )

----------
* Not applicable, answer negative or not required.

34. Remuneration of other persons      )  *
    for certain services rendered      )
    to trust                           )

           IV. Distribution and Redemption of Securities

35. Distribution of trust's            ) Public Offering of Units
    securities by states               )

36. Suspension of sales of trust's     )  *
    securities                         )

37. Revocation of authority to         )  *
    distribute                         )

38. (a) Method of distribution         ) Public Offering of Units
    (b) Underwriting agreements        ) The Trust, Administration
    (c) Selling agreements             ) of The Trust

39. (a) Organization of principal      ) Sponsor
        Underwriter                    )
    (b) N.A.S.D. membership of         ) Sponsor
        principal underwriter          )

40. Certain fees received by           ) Public Offering of Units,
    principal underwriter              ) Expenses of the Trust

41. (a) Business of principal          ) Sponsor
        underwriter                    )

    (b) Branch officers of principal   )
        underwriter                    )

    (c) Salesman of principal          )  *
        underwriter                    )

42. Ownership of trust's securities    )  *
    by certain persons                 )

43. Certain brokerage commissions      )  *
    received by principal underwriter  )

44. (a) Method of valuation            ) Public Offering of Units
                                       ) Valuation
    (b) Schedule as to offering price  )  *

    (c) Variation in offering          ) Public Offering of Units
        Price to certain persons       ) Administration of the Trust

----------
* Not applicable, answer negative or not required.

45. Suspension of redemption rights    )  *

46. (a) Redemption valuation           ) Public Offering of Units
                                       ) -Public Offering Price
                                       ) -Secondary Market for Units
                                       ) Valuation; Redemption

    (b) Schedule as to redemption      )  *
    price                              )

        V. Information concerning the Trustee or Custodian

47. Maintenance of position in         ) Redemption, Public Offering
    underlying securities              ) of Units-Public Offering
                                       ) Price

48. Organization and regulation of     ) Trustee
    Trustee                            )

49. Fees and expenses of Trustee       ) Expenses of the Trust

50. Trustee's lien                     ) Expenses of the Trust

   VI. Information concerning Insurance of Holders of Securities

51. (a) Name and address of Insurance  )  *
        Company                        )
    (b) Type of policies               )  *
    (c) Type of risks insured and      )  *
        excluded                       )
    (d) Coverage of policies           )  *
    (e) Beneficiaries of policies      )  *
    (f) Terms and manner of            )  *
        cancellation                   )
    (g) Method of determining premiums )  *
    (h) Amount of aggregate premiums   )  *
        paid                           )
    (i) Who receives any part of       )  *
        premiums                       )
    (j) Other material provisions of   )  *
        the Trust relating to          )
        insurance

----------
* Not applicable, answer negative or not required.

                     VII. Policy of Registrant

52. (a) Method of selecting and        ) The Trust, Administration
        eliminating securities from    ) of the Trust
        the Trust                      )
    (b) Elimination of securities      )  *
        from the Trust                 )
    (c) Policy of Trust regarding      ) The Trust, Administration
        substitution and elimination   ) of the Trust
        of securities                  )
    (d) Description of any funda-      ) The Trust, Administration
        mental policy of the Trust     ) of the Trust-Portfolio
                                       ) Supervision

53. (a) Taxable status of the Trust    ) Federal Income Taxes
    (b) Qualification of the Trust as  )
        a regulated investment company )

             VIII.  Financial and Statistical Information

54. Information regarding the Trust's  )  *
    past ten fiscal years              )

55. Certain information regarding      )  *
    periodic payment plan certificates )

56. Certain information regarding      )  *
    periodic payment plan certificates )

57. Certain information regarding      )  *
    periodic payment plan certificates )

58. Certain information regarding      )  *
    periodic payment plan certificates )

59.  Financial statements              ) Statement of Financial
    (Instruction 1(c) to Form S-6)     ) Condition

----------
* Not applicable, answer negative or not required.

                          UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION STATEMENT OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.


           Preliminary, Subject to Completion Dated April 29, 1998


                           PAINEWEBBER EQUITY TRUST
                                REIT Series 1

-----------------------------------------------------------------------------


   The investment objective of this Trust is to provide for an attractive total return through a combination of current income and the potential for increasing dividends and capital appreciation by investing for approximately three years in a diversified portfolio of publicly traded real estate investment trusts ("REITs"). The value of the Units will fluctuate with the value of the portfolio of underlying REITs and there is no assurance that dividends will be paid or that the REITs, and therefore the Units, will appreciate in value.

   On the Initial Date of Deposit, no sales charge will be assessed.

   The minimum purchase is 100 Units or 20 Units for IRAs and certain other retirement plans. Only whole Units may be purchased.
-----------------------------------------------------------------------------


   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
-----------------------------------------------------------------------------

                                   SPONSOR:

                           PAINEWEBBER INCORPORATED

              Read and retain this prospectus for future reference.


                PROSPECTUS DATED MAY   , 1998

                  ESSENTIAL INFORMATION REGARDING THE TRUST
                             AS OF           (1)


Sponsor:      PaineWebber Incorporated
Trustee:      The Chase Manhattan Bank



Initial Date of Deposit: May   , 1998



    Aggregate Value of Securities in Trust: .................  $
    Number of Units(2): .....................................
    Fractional Undivided Interest in the Trust Represented
    by  Each Unit: ..........................................  1/ th
    Calculation of Public Offering Price Per Unit(2),(3)
     Aggregate Value of Underlying Securities in Trust ......  $
     Divided by Units .......................................  $
     Plus Sales Charge(4)  ..................................  $.00
     Public Offering Price per Unit .........................  $15.00
Redemption Value: ...........................................  $
Evaluation Time:.............................................  4:00 P.M. New York time.
Income Account Distribution Dates(5): .......................           and monthly thereafter and
                                                               on the Mandatory Termination Date.
Capital Account Distribution Dates(5):.......................          and annually thereafter and
                                                               on the Mandatory Termination Date. No
                                                               distributions of less than $ per Unit
                                                               need be made from the Capital Account
                                                               on any Distribution Date.
Record Dates:................................................          and monthly thereafter.
Mandatory Termination Date:..................................  June 30, 2001
Discretionary Liquidation Amount:............................  40% of the value of Securities upon completion of the deposit of
                                                               Securities.
Estimated Annual Organizational Expenses of the Trust(6): ...  $.   per Unit.
Estimated Other Expenses of the Trust........................  $.   per Unit.
                                                               ------------
Total Estimated Annual Expenses of the Trust(7): ............  $.   per Unit.


------------
(1)   The date prior to the Initial Date of Deposit.
(2) As of the close of business on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit will equal approximately $15.00, based on the 4:00 p.m. Eastern time valuation of the Securities in the Portfolio on such date. Thereafter, to the extent of any such adjustment in the number of Units, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.
(3) The Public Offering Price per Unit will be based on the value of the Securities established by the Trustee and will vary on any date subsequent to the Initial Date of Deposit from the Public Offering Price per Unit shown above. (See "Valuation"). Any investor purchasing Units after the Initial Date of Deposit will also pay a pro-rata share of any accumulated dividends in the Income Account. Also costs incurred in connection with the acquisition of additional Securities following the Initial Date of Deposit will be at the expense of the Trust. (See "Essential Information Regarding the Trust--Additional Deposits," "Risk Factors and Special Considerations" and "Valuation").
(4) On the Initial Date of Deposit, no sales charge will be assessed on the purchase of Units created on such date. Thereafter, for all Units trading in the secondary market, including Units created after the Initial Date of Deposit, a maximum sales charge of 3.50% of the Public Offering Price (3.63% of the net amount invested) will be imposed,
      subject to reduction commencing       ,     . Additionally, the maximum
      sales charge on Units purchased after the Initial Date of Deposit will be subject to reductions for certain quantity purchases. (See "Public Offering of Units--Sales Charge and Volume Discount.")

(5)   See "Distributions".
(6) This Trust (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the initial registration statement, the trust indenture and other closing documents, registering Units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds. Historically, the sponsors of unit investment trusts have paid all the costs of establishing those trusts.
(7)   See "Expenses of the Trust". Estimated dividends from the Securities,
      based upon last dividends actually paid             are expected by the
      Sponsor to be sufficient to pay estimated expenses of the Trust. If such
      dividends       paid are insufficient to pay expenses, the Trustee is
      authorized to sell Securities in an amount sufficient to pay such expenses. (See "Administration of the Trust" and "Expenses of the Trust".)

   THE TRUST. The objective of the PaineWebber Equity Trust, REIT Series 1 (the "Trust") is to provide for an attractive total return through a combination of current income and the potential for increasing dividends and capital appreciation by investing for approximately three years in a diversified portfolio of publicly traded real estate investment trusts ("REITs"), herein referred to as the "Securities."

   The Trust portfolio contains common stocks issued by      equity REITs
selected by PaineWebber's Real Estate and Lodging Research Group ("PaineWebber's Research Group"). All of the participating equity REITs are covered by PaineWebber's Research Group and their common stocks are currently rated "Buy" or "Attractive." All of the Securities are listed on a national securities exchange, NASDAQ National Market System or are traded in the over-the-counter market.

   A REIT is an entity that combines the capital of many investors to acquire real estate. REITs provide investors with the benefits of a diversified real estate portfolio managed by real estate professionals. REITs are creations of the federal income tax law and REITs must conform to certain requirements of the Internal Revenue Code of 1986, as amended (the "Code"). In general, the Code requires a REIT to hold at least 75% of its assets in real estate assets and distribute at least 95% of its taxable income on an annual basis. REITs invest in a wide variety of commercial real estate including apartments, healthcare facilities, hotels, industrial buildings, malls, manufactured housing communities, office, recreation, restaurant properties, shopping centers, self-storage centers and other.

   Achievement of the Trust's objectives is dependent upon a number of factors including the financial condition of the issuers of the Securities, as well as any appreciation of the Securities and the state of the real estate market. Further, investors in the Trust may not realize as high a total return as theoretical performance of the Securities held in the Trust due to a variety of factors, including without limitation, sales charges and expenses of the Trust, brokerage costs, unequal weightings of Securities and any delays experienced in purchasing Securities with cash deposits.

   SUMMARY OF RISK FACTORS. Investment in the Trust should be made with an understanding that the value of the underlying Securities, and therefore the value of the Units, will fluctuate, depending on the full range of economic and market influences which may affect the market value of the Securities, including the profitability and financial condition of issuers, conditions in the real estate industry, market conditions and values of common stocks generally, and other factors. The Trust is not appropriate for investors requiring conservation of capital and may not be suitable for foreign investors.

   TERMINATION. Unless advised to the contrary by the Sponsor, the Trustee will begin to sell the Securities held in the Trust twenty days prior to the Mandatory Termination Date. Moneys held upon such sale or maturity of Securities will be held in non-interest bearing accounts created by the Indenture until distributed and will be of benefit to the Trustee. The Trust will terminate approximately three (3) years after the Initial Date of Deposit regardless of market conditions at the time. (See "Termination of the Trust" and "Federal Income Taxes".)

   PUBLIC OFFERING PRICE. The Public Offering Price per Unit on the Initial Date of Deposit is equal to the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of listed Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust, with no sales charge added. For Units created subsequent to the Initial Date of Deposit, the Public Offering Price per Unit of the Trust will be based upon the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of listed Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust plus a maximum sales charge of 3.50% (3.63% of the net amount invested), divided by the number of Units of the Trust outstanding. A pro rata share of accumulated dividends, if any, in the Income Account is included in the Public Offering Price. The sales charge is reduced on a graduated scale for volume purchasers and is reduced for certain other purchasers. Units are offered at the Public Offering Price computed as of the Evaluation Time for all sales subsequent to the previous evaluation. The Public Offering Price on the Initial Date of Deposit, and on subsequent dates, will vary from the Public Offering Price set forth on page 2. (See "Public Offering of Units--Public Offering Price".)

   PORTFOLIO ACQUISITION. On the business day prior to the Initial Date of Deposit all of the Securities deposited in the Trust were acquired by the Sponsor in open market purchases on the [American and] New York Stock Exchanges. Any difference between the aggregate prices the Sponsor paid to acquire the Securities and the aggregate prices at which Securities were initially deposited in the Trust is noted in footnote 3 to the Schedule of Investments.

   On the Initial Date of Deposit, it is expected that all of the Securities in the Trust will be purchased from the Sponsor in registered offerings in which the Sponsor will act as sole underwriter to the issuers of the
Securities, [except for      which will be purchased from the Sponsor in a
private placement.] These transactions will be effected by the Sponsor at prices below the current market value of the Securities due to various factors, including size of the purchase, expectation of holding period and cost of issuance. All of the Securities will be deposited in the Trust based upon their market value as of the Initial Date of Deposit. As a result of the Sponsor's ability to purchase these Securities below market value, the Sponsor will offer Units of the Trust with no sales charge on the Initial Date of Deposit. By virtue of buying stock at below market prices, the Sponsor will realize a profit on the deposit of the Securities to the Trust in an amount of up to 5% of the market value of these Securities, less concessions to dealers and others (expected to be up to 1% of the market value of Securities). Notwithstanding the preceding, the Sponsor may create additional Units by depositing Securities acquired on the applicable national stock exchanges.

   There is no "par value" for Units.

   DISTRIBUTIONS. The Trustee will make distributions of dividends and capital, if any, on the Distribution Dates. (See "Distributions" and "Administration of the Trust".) Unitholders may elect to have their Income Account distributions automatically reinvested into additional Units of the Trust at no sales charge (see "Reinvestment Plan"). Whether a distribution is reinvested or received in cash, the distribution will be taxable to the Unitholder, except under certain circumstances (see "Objectives and Securities Selection" and "Federal Income Taxes"). Unitholders who reinvest their distributions will receive additional Units and will therefore own a greater percentage of the Trust than Unitholders who receive cash distributions (see "Reinvestment Plan"). Upon termination of the Trust, the Trustee will distribute to each Unitholder of record on such date his pro rata share of the Trust's assets, less expenses. The sale of Securities in the Trust in the period prior to termination and upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount paid by such Unitholder.

   MARKET FOR UNITS. The Sponsor, though not obligated to do so, presently intends to maintain a secondary market for Units. The public offering price in the secondary market will be based upon the value of the Securities next determined after receipt of a purchase order, plus or minus cash, if any, in the Capital and Income Accounts of the Trust, plus the applicable sales charge. (See "Public Offering of Units--Public Offering Price" and "Valuation".) If a secondary market is not maintained, a Unitholder may dispose of his Units only through redemption. With respect to redemption requests in excess of $250,000, the Sponsor may determine, at a Unitholder's request, to direct the Trustee to redeem units "in kind" by distributing Securities to the redeeming Unitholder. (See "Redemption".)

THE TRUST


   The Trust is the first of a series of similar but separate unit investment trusts created under New York law by the Sponsor pursuant to a Trust Indenture and Agreement * (the "Indenture") dated as of the Initial Date of Deposit, between PaineWebber Incorporated, as Sponsor and The Chase Manhattan Bank as Trustee (the "Trustee"). The investment objective of this Trust is to provide for an attractive total return through a combination of current income and the potential for increasing dividends and capital appreciation by investing for approximately three years in a diversified portfolio of publicly traded real estate investment trusts ("REITs").

   The Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of REITs with greater variety than they might be able to acquire individually. While REIT prices have had a low correlation with price movements in common stocks generally (and therefore can help to diversify an investment portfolio), because of substantial past price fluctuations in REITs, an investment in the Portfolio should not be considered a complete investment program.

   The Securities deposited in the Trust on the Initial Date of Deposit consist entirely of interests in equity REITs. The Sponsor believes that these Securities may reflect the risks associated with the real estate market generally but that the diversification among different issuers should minimize the exposure to any single issuer. However, such diversification of assets will not eliminate the risk of loss always inherent in the ownership of securities and investors should carefully review the Portfolio and the objectives of the Trust and consider their ability to assume the risks involved before investing in the Trust. (See "Risk Factors and Special Considerations" below).


   On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of Securities together with an irrevocable letter or letters of credit of a commercial bank or banks in an amount at least equal to the purchase price. The value of the Securities was determined on the basis described under "Valuation". In exchange for the deposit of the contracts to purchase Securities, the Trustee delivered to the Sponsor a receipt for Units representing the entire ownership of the Trust.

   With the deposit on the Initial Date of Deposit, the Sponsor established a proportionate relationship between the Securities in the Trust (determined by reference to the number of shares of each issue of Securities). The Sponsor may, from time to time, cause the deposit of additional Securities in the Trust when additional Units are to be offered to the public or pursuant to the Reinvestment Plan. During the 90-day period following the Initial Date of Deposit additional deposits of Securities or cash in connection with the issuance and sale of additional Units will maintain, to the extent practicable, the original proportionate relationship among the number of shares of each Security. The original proportionate relationship is subject to adjustment to reflect the occurrence of a stock split or a similar event which affects the capital structure of the issuer of a Security but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event, to reflect a sale or maturity of Security or to reflect a merger or reorganization. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities. Replacement Securities may be acquired under specified conditions when Securities originally deposited are unavailable (see "Administration of the Trust--Portfolio Supervision"). Units may be continuously offered to the public by means of this Prospectus (see "Public Offering of

------------
*Reference is hereby made to said Trust Indenture and Agreement and any statements contained herein are qualified in their entirety by the provisions of said Trust Indenture and Agreement.

Units--Public Offering Price") resulting in a potential increase in the number of Units outstanding. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the proportionate relationship among the number of shares of each of the Securities comprising the Portfolio at the end of the initial 90-day period. Stock dividends issued in lieu of cash dividends, if any, received by the Trust will be sold by the Trustee and the proceeds therefrom shall be added to the Income Account. (See "Administration of the Trust" and "Reinvestment Plan").

   On the Initial Date of Deposit each Unit represented the fractional undivided interest in the Securities and net income of the Trust set forth under "Essential Information Regarding the Trust". However, if additional Units are issued by the Trust (through the deposit of additional Securities for purposes of the sale of additional Units or pursuant to the Reinvestment
Plan), the aggregate value of Securities in the Trust will be increased and the fractional undivided interest represented by each Unit in the balance will be decreased. If any Units are redeemed, the aggregate value of Securities in the Trust will be reduced, and the fractional undivided interest represented by each remaining Unit in the balance will be increased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unitholder (which may include the Sponsor) or until the termination of the Trust. (See "Termination of the Trust".)


OBJECTIVES AND SECURITIES SELECTION

   The objective of the Trust is to provide for an attractive total return through a combination of current income and the potential for increasing dividends and capital appreciation by investing for approximately three years in a diversified portfolio of publicly traded REITs. A REIT is an entity that combines the capital of many investors to acquire real estate. A REIT is an entity that combines the capital of many investors to acquire and manage a portfolio of real estate properties. REITs often focus on acquiring and managing particular types of real estate (e.g., apartments, shopping centers) and/or operating in particular population regions (e.g., Southeast, West Coast). REIT portfolios are generally managed by experienced real estate professionals who tend to have equity interest in their REITs.

   The Trust portfolio contains common stocks issued by     equity REITs
selected by PaineWebber's Research Group. All of the participating equity REITs are reviewed by PaineWebber's Research Group and their common stocks are currently rated "Buy" or "Attractive". All of the Securities are listed on a national securities exchange, NASDAQ National Market System or are traded in the over-the-counter market. PaineWebber's Research Group is one of the most respected real estate research teams on Wall Street. Jonathan Litt, the director of the Research Group, has been rated among the top real estate analysts by Institutional Investor, for the past 3 years. PaineWebber's Research Group is one of the largest real estate research teams and provides in-depth coverage on more than 60 REITs and the industries in which they operate. In selecting each REIT for the Trust, PaineWebber's Research Group considered, among others, the following factors: (i) its current yield, prospects for growth, property supply and demand trends and relative valuation, (ii) its capital structure and payout ratios, (iii) its liquidity and total market capitalization, (iv) its business, property and geographic focus and (v) the quality, experience and depth of its management.

   According to the National Association of Real Estate Investment Trusts ("NAREIT"), the total market capitalization of REITs grew from approximately $16 billion to approximately $160 billion over the period from January 1, 1992 through March 31, 1998. Still, REITs own less than 10% of U.S. investment-grade commercial real estate. As of March 31, 1998, the 182 equity REITs included in the NAREIT Index primarily invested in the following property types: office/industrial (28%), retail (21%), apartments (17%), lodging/resorts (13%), self-storage (4%), health care (4%), manufactured housing (2%), specialty (1%) and diversified (10%).

   An investment in REITs may offer investors several positive results.
First, REITs have historically generated attractive total returns. The average annual total return of the NAREIT Index for the most recent 1, 3, 5, 10, 15 and 20 year periods ended March 31, 1998 was 18.9%, 23.2%, 13.6%, 13.0%, 14.0% and 15.8%, respectively. The average annual total return of the S&P 500 Index for the most recent 1, 3, 5, 10, 15 and 20 years ended March 31, 1998, was 48.0%, 32.8%, 22.4%, 18.9%, 17.8% and 17.7%,
respectively. The average annual total return of the Russell 2000 Index for the most recent 1, 3, 5, 10, and 15 years ended March 31, 1998, was 42.1%, 23.5%, 17.7%, 14.9% and 12.8%, respectively. The average annual total return of the Russell 2000 for the 20 years ended march 31, 1997 was unavailable.

    Second, REITs provide income to investors in the form of quarterly dividends. The average dividend yield of equity REITs, as measured by NAREIT as of March 31, 1998, was 5.55%. The table below compares the dividend yield of the stocks in the NAREIT Index with the dividend yield of the S&P 500 Index and S&P Utility Index stocks and the yield to maturity of 10-year U.S. Treasury bonds over the period December 31, 1987 through December 31, 1997 (as of December 31 in each year).





            S&P            S&P            10-YR           NAREIT
         500 INDEX    UTILITY INDEX   TREASURY BOND    EQUITY INDEX
        ----------- ---------------  --------------- --------------
1987        3.59%         7.29%            8.86%           8.73%
1988        3.59%         6.82%            9.14%           8.57%
1989        3.23%         5.45%            7.92%           8.42%
1990        3.78%         6.27%            8.07%          10.15%
1991        2.91%         5.80%            6.70%           7.85%
1992        2.78%         5.68%            6.69%           7.10%
1993        2.65%         5.28%            5.79%           6.81%
1994        2.90%         5.92%            7.83%           7.67%
1995        2.30%         4.74%            5.57%           7.37%
1996        2.04%         5.19%            6.42%           6.05%
1997        1.63%         4.43%            5.74%           5.48%



   In addition, a significant portion of a REIT's annual dividend may be classified, for federal income tax purposes, as a "return of capital" and, therefore, would not be subject to federal income taxation as a dividend (see "Federal Income Taxes"). In 1997, the reported "return of capital" component for equity REITs ranged from 0%-100%, with an average for equity REITs of approximately 20%.

   Third, an investment in REITs may provide additional diversification to an investor's portfolio thereby decreasing the risk of the portfolio as a whole. Historically, the performance of REIT investments have exhibited a low correlation to corporate equities and bonds.

   The past performance of the equity REITs set forth above is not representative of the expected performance of the Trust, which contains a significantly less diversified portfolio of REITs. In addition, past performance is no guarantee of future results. An investment in equity REITs provides only commercial real estate industry exposure which is characterized by a lack of relative diversification as compared to an investment in all of the common stocks which comprise a stock index.

   Investors should be aware that the Trust is not a "managed" fund and as a result the adverse financial condition of a company will not result in its elimination from the portfolio except under extraordinary circumstances (see "Trust Administration--Portfolio Administration"). In addition, Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. Investors should note in particular that the Securities were selected by the Sponsor as of the Initial Date of Deposit. The Trust may continue to purchase or hold Securities originally selected through this process even though the evaluation of the attractiveness of the Securities may have changed and, if the evaluation were performed again at that time, the Securities would not be selected for the Trust.

RISK FACTORS AND SPECIAL CONSIDERATIONS


   GENERAL. An investment in Units of the Trust should be made with an understanding of the risks inherent in an investment in common stocks in general. The general risks are associated with the rights to receive payments from the issuer which are generally inferior to creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Holders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims against the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks. The Trust is not appropriate for investors requiring conservation of capital.


   Common stocks do not represent an obligation of the issuer. Therefore they do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Unlike debt securities which typically have a stated principal amount payable at maturity, common stocks do not have a fixed principal amount or a maturity. Additionally, the value of the Stocks in the Trust may be expected to fluctuate over the life of the Trust.

   Any distributions of income to Unitholders will generally depend upon the declaration of dividends by the issuers of Securities and the declaration of dividends depends upon several factors, including the financial condition of the issuers and general economic conditions. In addition, there are other investment risks common to all equity issues. The Securities may appreciate or depreciate in value depending upon a variety of factors, including the full range of economic and market influences affecting corporate profitability, the financial condition of issuers, changes in national or worldwide economic conditions, and the prices of equity securities in general and the Securities in particular. Distributions of income, generally made by declaration of dividends, is also dependent upon several factors, including those discussed above in the preceding sentence as well as those discussed below under "Real Estate Investment Trusts".

   The Sponsor's buying and selling of the Securities, especially during the initial offering of Units of the Trust or to satisfy redemptions of Units may impact upon the value of the underlying Securities and the Units. The publication of the list of the Securities selected for the Trust may also cause increased buying activity in certain of the Securities comprising the Trust portfolio. After such announcement, investment advisory and brokerage clients of the Sponsor and its affiliates may purchase individual Securities appearing on the list during the course of the initial offering period. Such buying activity in the stock of these companies prior to the purchase of the Securities by the Trust may cause the Trust to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by the Trust and may also increase the amount of the profit realized by the Sponsor on the purchase of the Securities from their issuers. In addition, the issuances of the additional Securities by the REITs in the transactions underwritten by the Sponsor may, in certain circumstances, have an adverse impact on the value of the Securities and the Units.

   The Trust may purchase Securities that are not registered ("Restricted Securities") under the Securities Act of 1933 (the "Securities Act"), but can be offered and sold to "qualified institutional buyers" as that term is defined in the Securities Act. See "Real Estate Investment Trusts--Liquidity" below for the risks inherent in the purchase of Restricted Securities.


   Whether or not the Securities are listed on a national securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions, and the value of the Trust, will be adversely affected if trading markets for the Securities are limited or absent.


   Investors should note that the creation of additional Units subsequent to the Initial Date of Deposit may have an effect upon the value of previously existing Units. To create additional Units the Sponsor may deposit cash (or cash equivalents, e.g., a bank letter of credit in lieu of cash) with instructions to purchase Securities in amounts sufficient to maintain, to the extent practicable, the percentage relationship among the Securities based on the price of the Securities at the Evaluation Time on the date the cash is deposited. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units will represent less or more of that Security and more or less of the other Securities in the Trust. Unitholders will be at risk because of price fluctuations during this period since if the price of shares of a Security increases, Unitholders will have an interest in fewer shares of that Security, and if the price of a Security decreases, Unitholders will have an interest in more shares of that Security, than if the Security had been purchased on the date cash was deposited with instructions to purchase the Security. In order to minimize these effects, the Trust will attempt to purchase Securities as closely as possible to the Evaluation Time or at prices as closely as possible to the prices used to evaluate the Trust at the Evaluation Time. Thus price fluctuations during this period will affect the value of every Unitholder's Units and the income per Unit received by the Trust. In addition, costs incurred in connection with the acquisition of Securities will be at the expense of the Trust and will affect the value of every Unitholder's Units.

   In the event a contract to purchase a Security to be deposited on the Initial Date of Deposit or any other date fails, cash held or available under a letter or letters of credit, attributable to such failed contract may be reinvested in another stock or stocks having characteristics sufficiently similar to the Securities originally deposited (in which case the original proportionate relationship shall be adjusted) or, if not so reinvested, distributed to Unitholders of record on the last day of the month in which the failure occurred. The distribution will be made twenty days following such record date and, in the event of such a distribution, the Sponsor will refund to each Unitholder the portion of the sales charge attributable to such failed contract.


   BECAUSE THE TRUST IS ORGANIZED AS A UNIT INVESTMENT TRUST, RATHER THAN AS A MANAGEMENT INVESTMENT COMPANY, THE TRUSTEE AND THE SPONSOR DO NOT HAVE AUTHORITY TO MANAGE THE TRUST'S ASSETS FULLY IN AN ATTEMPT TO TAKE ADVANTAGE OF VARIOUS MARKET CONDITIONS TO IMPROVE THE TRUST'S NET ASSET VALUE, BUT MAY DISPOSE OF SECURITIES ONLY UNDER LIMITED CIRCUMSTANCES. (SEE THE DISCUSSION BELOW UNDER THE CAPTION "ADMINISTRATION OF THE TRUST--PORTFOLIO SUPERVISION".)

   Like other investment companies, financial and business organizations and individuals around the world, the Trust could be adversely affected if the computer systems used by the Sponsor or Trustee or other service providers to the Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trust. The Year 2000 Problem is expected to impact corporations, which may include issuers of Securities contained in the Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Securities contained in the Trust.

   Real Estate Investment Trusts. The Trust is considered "concentrated" * in REIT issuers. A portfolio concentrated in a single industry may present more risk than a portfolio of more broadly diversified investments. The Trust, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting REITs because any negative impact on the REIT or real estate industry will not be diversified among issuers within other unrelated industries. In addition, due to the relative lack of diversity in the portfolio in terms of number issuers, a Unitholder may incur additional risk compared to an investment in a more diversified portfolio. Accordingly, an investment in the Trust should be made with an understanding of the risks inherent in an investment in REITs specifically and in real estate generally (in addition to securities market risks).

   REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. REITs are differentiated by the types of real estate properties held and the actual geographic location of properties and fall into two major categories: equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests, while mortgage REITs concentrate on real estate financing, holding their assets primarily in mortgages secured by real estate. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities on the public or institutional capital markets or by bank borrowings. The value of REITs may be particularly sensitive to devaluation in the event of rising interest rates. The returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding) by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and health care facilities. The objectives of a mortgage REIT is to invest primarily in mortgages secured by real estate in order to generate cash flow from payments on the mortgage loans.

   The underlying value of the Trust's Securities and the Trust's ability to make distributions to its Unitholders may be adversely affected by adverse changes in national, state or local economic climate and real estate conditions (such as oversupply of or reduced demand for space and changes in market rental rates), perceptions of prospective tenants of the safety, convenience, and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the ability to collect on a timely basis all rents from tenants, tenant defaults, the cost of complying with the Americans with Disabilities Act, increased competition from other properties, obsolescence of property, changes in


------------
* A Trust is considered to be "concentrated" in a particular industry when the securities in that industry grouping constitute 25% or more of the total asset value of such Trust's portfolio.

the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skills, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in the Trust.

   The Clinton Administration's proposed budget for fiscal year 1999 includes four proposals affecting REITs. These proposals, if enacted, would place additional restrictions on the structure of certain REITs, limit a REIT's permissible investments, and affect the taxation of "built-in gains". In addition, legislation has recently been proposed, and additional legislation may be proposed or adopted in the future which could adversely impact REITs and the Sponsor is unable to predict whether current or future proposals will be enacted or what impact such proposals will have on the Securities.

   REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Code. The major tests for tax qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue share of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distribute at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

   In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by underlying the REITs by taxing authorities. Furthermore, beause real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

   Certain REITs in the Trust may be structured as UPREITs. This form of REIT owns an interest in a partnership that owns real estate, which can result in a potential conflict of interest between shareholders who may want to sell an asset and partnership interest holders who would be subject to tax liability if the REIT sells the property. In some cases, REITs have entered into "no sell" agreements, which are designed to avoid a taxable event to the holders of partnership units by preventing the REIT from selling the property. This kind of arrangement could mean that the REIT would refuse a lucrative offer for an asset or be forced to hold on to a poor asset. Since "no sell" agreements are often undisclosed, the Sponsor is unable to state whether any of the REITs in the Portfolio have entered into this kind of arrangement.


   REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, and office buildings; the impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. In addition, investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for tax-free pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its rights as mortgagee or lessor and to incur significant costs related to protecting its investments.


   REITs generally maintain comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable, as to which the REITs properties are at risk in their particular locales. The management of REIT issuers use their discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to requiring appropriate insurance on their investments at a reasonable cost and on suitable terms. This may result in insurance coverage that in the event of a substantial loss would not be sufficient to pay the full current market value or current replacement cost of the lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance received by REITs might not be adequate to restore its economic position with respect to such property.

   Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trust.

   Although the Securities in the Trust, except for Restricted Securities held by the Trust, if any, themselves are listed on a national securities exchange or NASDAQ National Market System and are liquid, real estate investments, the primary holdings of each of the Securities in the Trust are relatively illiquid. Therefore, the ability of the issuers of the Securities in the Trust to vary their portfolios in response to changes in economic and other conditions will be limited and, hence, may adversely affect the value of the Units. There can be no assurance that any issuer of a Security will be able to dispose of its underlying real estate assets when they find disposition advantageous or necessary or that the sale price of any disposition will recoup or exceed the amount of their investment.

   The Trust may purchase Restricted Securities under the Securities Act, but can be offered and sold to "qualified institutional buyers" under Rule 144A under the Securities Act. Since it is not possible to predict with assurance exactly how this market for Restricted Securities sold and offered under Rule 144A will develop, the Sponsor will carefully monitor the Trust's investments in these securities, focusing on such factors, among others, as valuation, liquidity and availability of information. This investment could have the effect of increasing the level of illiquidity in the Trust to the extent that qualified institutional buyers become for a time uninterested in purchasing these Restricted Securities.


FEDERAL INCOME TAXES

   In the opinion of Carter, Ledyard & Milburn, counsel for the Sponsor, under existing law:

     1. The Trust is not an association taxable as a corporation for federal income tax purposes. Under the Internal Revenue Code of 1986, as amended (the "Code"), each Unitholder will be treated as the owner of a pro rata portion of the Trust, and income of the Trust will be treated as income of the Unitholder.

     2. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, redemption, or payment at maturity) or when the Unitholder sells its Units or redeems its Units for cash. The total tax cost of each Unit to a Unitholder is allocated among each of the Securities in accordance with the proportion of the Trust comprised by each Security to determine the per Unit tax cost for each Security.

     3. The Trust is not an association taxable as a corporation for New York State income tax purposes. Under New York State law, each Unitholder will be treated as the owner of a pro rata portion of the Trust and the income of the Trust will be treated as income of the Unitholders.


   The following general discussion of certain of the federal income tax consequences of an investment in Units of the Trust, based on the Code and Treasury Regulations promulgated thereunder as in effect on the date of this Prospectus. The federal income tax treatment applicable to a Unitholder may depend upon the Unitholder's particular tax circumstances. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code. The tax-treatment of non-U.S. investors is not addressed. Future legislative, judicial or administrative changes could modify the statements below and could affect the tax consequences to Unitholders. Accordingly, each Unitholder is advised to consult its own tax advisor concerning the effect of an investment in Units. For purposes of the following discussion and the opinion above, it is assumed that each Security is considered a share in a real estate investment trust for federal income tax purposes.

   General. Each Unitholder must report on its federal income tax return a pro rata share of distributions received by the Trust and a pro rata share of the expenses of the Trust.

   Distributions by a REIT to the Trust that are made out of a REIT's earnings and profits will be taxable as ordinary income to investors except to the extent that such REIT designates any distribution as a capital gain dividend. The portion of any REIT distribution that is designated as a capital gain dividend will be taxable to an investor as long-term capital gain, regardless of the time the investor has held his Units. The Internal Revenue Service has issued a notice (with interim guidance) of forthcoming temporary regulations to permit a REIT to designate its dividends, subject to certain limitations, as 20%, 25% or 28% gain distributions, which individual investors would be entitled to treat as long-term capital gains subject to tax at the maximum rates of 20%, 25% or 28%, respectively.


   Unitholders will be taxed in the manner described above regardless of whether distributions from the Trust are actually received by the Unitholder or are reinvested pursuant to the Reinvestment Plan.

   The Trust will own shares in REITs, entities that have elected and qualified for the special tax treatment applicable to "real estate investment companies." A number of complex requirements must be satisfied in order for REIT status to be maintained. If the REIT distributes 95% or more of its real estate investment trust taxable income, subject to certain adjustments, to its shareholders, it will not be subject to Federal income tax on the amounts so distributed. Moreover, if the REIT distributes at least 85% of its ordinary income and 95% of its capital gain net income it will not be subject to the 4% excise tax on certain undistributed income of REITs. Distributions by the REIT from its earnings and profits to its shareholders will be taxable as ordinary income to such shareholders. They will not be eligible for the dividends-received deduction for corporations. Distributions of the REIT's net capital gain, which are designated as capital gain dividends by the REIT, will be taxable to its shareholders as long-term capital gain, regardless of the length of time the shareholders have held their investment in the REIT.

   To the extent distributions with respect to a Security were to exceed the issuing corporation's current and accumulated earnings and profits, they would not constitute dividends. Rather, they would be treated as a tax free return of capital and would reduce a Unitholder's tax cost for such Security. This reduction in basis would increase any gain, or reduce any loss, realized by the Unitholder on any subsequent sale or other disposition of Units. After the tax cost has been reduced to zero, any additional distributions in excess of current and accumulated earnings and profits would be taxable as gain from the sale of Security.

   A Unitholder who is an individual, estate or trust may be disallowed certain itemized deductions described in Code Section 67, including compensation paid to the Trustee and administrative expenses of the Trust, to the extent these itemized deductions, in the aggregate, do not exceed two percent of the Unitholder's adjusted gross income. Thus, a Unitholder's taxable income from an investment in Units may exceed amounts distributed to the extent amounts are used by the Trust to pay expenses.


   Gain or Loss on Sale. Each Unitholder will be considered the owner of a pro rata portion of each Security in the Trust. A Unitholder should determine his tax cost for each Security represented by his Units by allocating the total cost for his Units, including the sales charge, among each Security in the Trust represented by his Units (in proportion to the fair market values thereof on the date the Unitholder purchases his Units). If a Unitholder sells or otherwise disposes of a Unit, the Unitholder generally will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition allocable to the Securities and the Unitholder's adjusted tax bases in the Securities. Such gain or loss will be capital gain or loss if the Unit and underlying Securities were held as capital assets. Each Unitholder generally will also recognize taxable gain or loss when all or part of its pro rata portion of a Security is sold or otherwise disposed of for an amount greater or less than its per Unit tax cost therefor.


   Withholding For Citizen or Resident Investors. In the case of any noncorporate Unitholder that is a citizen or resident of the United States, a 31 percent "backup" withholding tax will apply to certain distributions of the Trust unless the Unitholder properly completes and files under penalties of perjury, IRS Form W-9 (or its equivalent).


   The foregoing discussion of taxation is a general summary and relates only to certain aspects of the federal income tax consequences of an investment in the Trust for Unitholders that hold their Units as capital assets. Unitholders may also be subject to foreign, state and local taxation. Each Unitholder should consult its own tax advisor regarding the Federal, state and local tax consequences to it of ownership of Units. Foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units.


   Investment in the Trust may be suited for purchase by funds and accounts of individual investors that are exempt from federal income taxes such as Individual Retirement Accounts, tax-qualified retirement plans including Keogh Plans, and other tax-deferred retirement plans. Unitholders desiring to purchase Units for tax-deferred plans and IRA's should consult their PaineWebber Investment Executive for details on establishing such accounts. Units may also be purchased by persons who already have self-directed accounts established under tax-deferred retirement plans.

PUBLIC OFFERING OF UNITS


   Public Offering Price. The public offering price per Unit is based on the aggregate market value of the Securities, plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts, next determined after the receipt of a purchase order, divided by the number of Units outstanding plus the sales charge, if any, set forth below. The public offering price per Unit is computed by dividing the Trust Fund Evaluation, next determined after receipt of a purchase order by the number of Units outstanding plus the applicable sales charge. (See "Valuation".) The Public Offering Price on the Initial Date of Deposit or on any subsequent date will vary from the Public Offering Price calculated on the business day prior to the Initial Date of Deposit (as set forth on page 2 hereof) due to fluctuations in the value of the Stocks among other factors.

   Sales Charge and Volume Discount. On the Initial Date of Deposit, no sales charge will be assessed on purchases of Units created on such date. Thereafter, for all Units trading in the secondary market, including Units created after the Initial Date of Deposit, a maximum sales charge of 3.50% of the Public Offering Price (3.63% of the net amount invested) will be imposed,
subject to reduction commencing      ,     . Following       ,     , the
maximum sales charge will be 2.50% of the Public Offering Price (2.56% of the net amount invested). The maximum sales charge varies based upon the number of Units purchased by a single purchaser. (See the sales charge schedule set forth below.) The sales charge will be based on the number of Trust Units purchased on the same or any preceding day by a single purchaser. Such purchaser or his dealer must notify the Sponsor at the time of purchase of any previous purchase of Trust Units in order to aggregate all such purchases and must supply the Sponsor with sufficient information to permit confirmation of such purchaser's eligibility; acceptance of such purchase order is subject to confirmation. Purchases of Units of other trusts may not be aggregated with purchases of Trust Units to qualify for this procedure. This procedure may be amended or terminated at any time without notice. In the event of such termination, the procedure will revert to that stated under the sales charge schedule referred to below.

   Sales charges for Units purchased after the Initial Date of Deposit are set forth below. A discount in the sales charge is available to volume purchasers of Units due to economies of scale in sales effort and sales related expenses relating to volume purchases. The sales charge applicable to volume purchasers of Units is reduced on a graduated scale for sales to any
person of at least $50,000 or       Units, applied on whichever basis is more
favorable to the purchaser.

   SALES CHARGES AFTER THE INITIAL DATE OF DEPOSIT (FOLLOWING MAY   , 1998)



                                   PERCENT OF
                                     PUBLIC      PERCENT OF
                                    OFFERING     NET AMOUNT
AGGREGATE DOLLAR VALUE OF UNITS*      PRICE       INVESTED
--------------------------------  ------------ ------------
Less than $50,000................     3.50%         3.63%
$50,000 to 99,999................     3.25          3.36
$100,000 to 199,999..............     2.75          2.83
$200,000 to 399,999..............     2.50          2.56
$400,000 to 499,999..............     2.00          2.04
$500,000 to 999,999..............     1.75          1.74
$1,000,000 or more ..............     1.50          1.52

------------
* The sales charge applicable to volume purchasers according to the table above will be applied either on a dollar or Unit basis, depending upon which basis provides a more favorable purchase price to the purchaser.

   The volume discount sales charge shown above will apply to all purchases of Units on any one day by the same person in the amounts stated herein, and for this purpose purchases of Units of this Trust will be aggregated with concurrent purchases of any other trust which may be offered by the Sponsor. Units held in the name of the purchaser's spouse or in the name of a purchaser's child under the age of 21 are deemed for the purposes hereof to be registered in the name of the purchaser. The reduced sales charges are also applicable to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account.

   No sales charge will be imposed on Units of the Trust acquired by Unitholders in connection with participation in the Reinvestment Plan (see "Reinvestment Plan").


   Employee Discount. Due to the realization of economies of scale in sales effort and sales related expenses with respect to the purchase of Units by employees of the Sponsor and its affiliates, the Sponsor intends to permit employees of the Sponsor and its affiliates and certain of their relatives to
purchase units of the Trust at a reduced sales charge of $     per     Units.


   Exchange Option. Unitholders may elect to exchange any or all of their Units of this series for units of one or more of any series of PaineWebber Municipal Bond Fund (the "PaineWebber Series"); The Municipal Bond Trust (the "National Series"); The Municipal Bond Trust, Multi-State Program (the "Multi-State Series"); The Municipal Bond Trust, California Series (the "California Series"); The Corporate Bond Trust (the "Corporate Series"); PaineWebber Pathfinder's Trust (the "Pathfinder's Trust"); the PaineWebber Federal Government Trust (the "Government Series"); The Municipal Bond Trust, Insured Series (the "Insured Series"); or the PaineWebber Equity Trust (the "Equity Series") (collectively referred to as the "Exchange Trusts"), at a Public Offering Price for the Units of the Exchange Trusts to be acquired based on a reduced sales charge of $15 per Unit, per 100 Units in the case of a trust whose Units cost approximately $10 or per 1,000 units in the case of a trust whose Units cost approximately one dollar. Unitholders of this Trust are not eligible for the Exchange Option into an Equity Trust, Growth Stock Series designated as a rollover series for the 30 day period prior to termination of the Trust. The purpose of such reduced sales charge is to permit the Sponsor to pass on to the Unitholder who wishes to exchange Units the cost savings resulting from such exchange of Units. The cost savings result from reductions in time and expense related to advice, financial planning and operational expenses required for the Exchange Option. Each Exchange Trust has different investment objectives, therefore a Unitholder should read the prospectus for the applicable Exchange Trust carefully prior to exercising this option. Exchange Trusts having as their objective the receipt of tax-exempt interest income would not be suitable for tax-deferred investment plans such as Individual Retirement Accounts. A Unitholder who purchased Units of a series and paid a per Unit, per 100 Unit or per 1,000 Unit sales charge that was less than the per Unit, per 100 Unit or per 1,000 Unit sales charge of the series of the Exchange Trusts for which such Unitholder desires to exchange into, will be allowed to exercise the Exchange Option at the Unit Offering Price plus the reduced sales charge, provided the Unitholder has held the Units for at least five months. Any such Unitholder who has not held the Units to be exchanged for the five-month period will be required to exchange them at the Unit Offering Price plus a sales charge based on the greater of the reduced sales charge, or an amount which, together with the initial sales charge paid in connection with the acquisition of the Units being exchanged, equals the sales charge of the series of the Exchange Trust for which such Unitholder desires to exchange into, determined as of the date of the exchange.

   The Sponsor will permit exchanges at the reduced sales charge provided there is either a primary market for Units or a secondary market maintained by the Sponsor in both the Units of this series and units of the applicable Exchange Trust and there are units of the applicable Exchange Trust available for sale. While the Sponsor has indicated that it intends to maintain a market for the Units of the respective Trusts, there is no obligation on its part to maintain such a market. Therefore, there is no assurance that a market for Units will in fact exist on any given date at which a Unitholder wishes to sell his Units of this series and thus there is no assurance that the Exchange Option will be available to a Unitholder. Exchanges will be effected in whole Units only. Any excess proceeds from Unitholders' Units being surrendered will be returned. Unitholders will be permitted to advance new money in order to complete an exchange to round up to the next highest number of Units. An exchange of Units pursuant to the

Exchange Option generally will constitute a "taxable event" under the Code, i.e., a Unitholder will recognize a tax gain or loss at the time of exchange. Unitholders are urged to consult their own tax advisors as to the tax consequences to them of exchanging Units in particular cases.

   The Sponsor reserves the right to modify, suspend or terminate this Exchange Option at any time with notice to Unitholders. In the event the Exchange Option is not available to a Unitholder at the time he wishes to exercise it, the Unitholder will be immediately notified and no action will be taken with respect to his Units without further instruction from the Unitholder.

   To exercise the Exchange Option, a Unitholder should notify the Sponsor of his desire to exercise the Exchange Option and to use the proceeds from the sale of his Units to the Sponsor of this series to purchase Units of one or more of the Exchange Trusts from the Sponsor. If Units of the applicable outstanding series of the Exchange Trust are at that time available for sale, and if such Units may lawfully be sold in the state in which the Unitholder is resident, the Unitholder may select the series or group of series for which he desires his investment to be exchanged. The Unitholder will be provided with a current prospectus or prospectuses relating to each series in which he indicates interest.

   The exchange transaction will operate in a manner essentially identical to any secondary market transaction, i.e., Units will be repurchased at a price based on the market value of the Securities in the portfolio of the Trust next determined after receipt by the Sponsor of an exchange request and properly endorsed documents. Units of the Exchange Trust will be sold to the Unitholder at a price based upon the next determined market value of the Securities in the Exchange Trust plus the reduced sales charge. Exchange transactions will be effected only in whole units; thus, any proceeds not used to acquire whole units will be paid to the selling Unitholder.

   For example, assume that a Unitholder, who has three thousand units of a trust with a current price of $1.30 per unit, desires to sell his units and seeks to exchange the proceeds for units of a series of an Exchange Trust with a current price of $890 per Unit based on the bid prices of the underlying securities. In this example, which does not contemplate any rounding up to the next highest number of Units, the proceeds from the Unitholder's Units would aggregate $3,900. Since only whole units of an Exchange Trust may be purchased under the Exchange Option, the Unitholder would be able to acquire four Units in the Exchange Trust for a total cost of $3,620 ($3,560 for the Units and $60 for the sales charge). If all 3,000 Units were tendered, the remaining $280 would be returned to the Unitholder.

   Conversion Option. Owners of units of any registered unit investment trust sponsored by others which was initially offered at a maximum applicable sales charge of at least 3.0% (a "Conversion Trust") may elect to apply the cash proceeds of the sale or redemption of those units directly to acquire available units of any Exchange Trust at a reduced sales charge of $15 per Unit, per 100 Units in the case of Exchange Trusts having a Unit price of approximately $10, or per 1,000 Units in the case of Exchange Trusts having a Unit price of approximately $1, subject to the terms and conditions applicable to the Exchange Option (except that no secondary market is required for Conversion Trust units). To exercise this option, the owner should notify his retail broker. He will be given a prospectus for each series in which he indicates interest and for which units are available. The dealer must sell or redeem the units of the Conversion Trust. Any dealer other than PaineWebber must certify that the purchase of the units of the Exchange Trust is being made pursuant to and is eligible for the Conversion Option. The dealer will be entitled to two thirds of the applicable reduced sales charge. The Sponsor reserves the right to modify, suspend or terminate the Conversion Option at any time with notice, including the right to increase the reduced sales charge applicable to this option (but not in excess of $5 more per Unit, per 100 Units or per 1,000 Units, as applicable than the corresponding fee then being charged for the Exchange Option). For a description of the tax consequences of a conversion reference is made to the Exchange Option section herein.

   Distribution of Units. The minimum purchase is 100 Units, or 20 Units in the case of a purchase for an IRA or other qualified retirement plan. Only whole Units may be purchased.

   The Sponsor is the sole underwriter of the Units. Sales may, however, be made to dealers who are members of the National Association of Securities
Dealers, Inc. ("NASD") at prices which include a concession of $    per Unit
at the highest sales charge, subject to change from time to time. The difference between the sales charge and the dealer concession will be retained by the Sponsor. In the event that the dealer concession is 90% or more of the sales charge per Unit, dealers taking advantage of such concession may be deemed to be underwriters under the Securities Act of 1933.


   The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. The Sponsor intends to qualify the Units in all states of the United States, the District of Columbia and the Commonwealth of Puerto Rico.

SPONSOR'S PROFITS


   On the Initial Date of Deposit, the Sponsor realized a profit or loss on deposit of the Securities into the Trust in the amount set forth in the notes to the Schedule of Investments, which equals the difference between the cost of the Securities to the Trust (which is based on the aggregate value of the Securities on the Initial Date of Deposit) and the purchase price of such Securities to the Sponsor. In the event that subsequent deposits are effected by the Sponsor with the deposit of Securities (as opposed to cash or a letter of credit) with respect to the sale of additional Units to the public, the Sponsor similarly may realize a profit or loss. The Sponsor will also realize a profit in an amount of up to 5% of the market value of the Securities by virtue of buying such Securities in underwritten transactions at prices below their market value (see "The Composition of the Trust--Portfolio Acquisition"). The Sponsor also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence of the Public Offering Price received by the Sponsor for Units. Cash, if any, made available by buyers of Units to the Sponsor prior to the settlement dates for purchase of Units may be used in the Sponsor's business and may be of benefit to the Sponsor. The Sponsor has adopted an internal policy whereby an allocation of sales credit to an Investment Executive may be reversed if Units are sold within 90 days of the effective date of the Trust.

   Secondary Market for Units. While not obligated to do so, the Sponsor intends to maintain a secondary market for the Units and continuously offer to purchase Units at the Trust Fund Evaluation per Unit next computed after receipt by the Sponsor of an order from a Unitholder. The Sponsor may cease to maintain such a market at any time, and from time to time, without notice. In the event that a secondary market for the Units is not maintained by the Sponsor, a Unitholder desiring to dispose of Units may tender such Units to the Trustee for redemption at the price calculated in the manner set forth under "Redemption". Redemption requests in excess of $250,000 may be redeemed "in kind" as described under "Redemption." The Sponsor does not in any way guarantee the enforceability, marketability, value or price of any of the stocks in the Trust, nor that of the Units.


   Investors should note the Trust Fund Evaluation per Unit at the time of sale or tender for redemption may be less than the price at which the Unit was purchased.

   The Sponsor may redeem any Units it has purchased in the secondary market if it determines for any reason that it is undesirable to continue to hold these Units in its inventory. Factors which the Sponsor may consider in making this determination will include the number of units of all series of all trusts which it holds in its inventory, the saleability of the Units and its estimate of the time required to sell the Units and general market conditions.

   A Unitholder who wishes to dispose of his Units should inquire of his bank or broker as to current market prices in order to determine if over-the-counter prices exist in excess of the redemption price and the repurchase price (see "Redemption").

   Sponsor's Profits. In addition to the applicable sales charge, the Sponsor realizes a profit (or sustains a loss) in the amount of any difference between the cost of the Securities to the Sponsor and the price at which it deposits the Securities in the Trust in exchange for Units, which is the value of the Securities, determined by the Trustee as described under "Valuation". The cost of Securities to the Sponsor includes the amount paid by the Sponsor for brokerage commissions. These amounts are an expense of the Trust.

   Cash, if any, received from Unitholders prior to the settlement date for the purchase of Units or prior to the payment for Securities upon their delivery may be used in the Sponsor's business subject to the limitations of Rule 15c3-3 under the Securities and Exchange Act of 1934 and may be of benefit to the Sponsor.

   In selling any Units in the initial public offering after the Initial Date of Deposit, the Sponsor may realize profits or sustain losses resulting from fluctuations in the net asset value of outstanding Units during the period. In maintaining a secondary market for the Units, the Sponsor may realize profits or sustain losses in the amount of any differences between the price at which it buys Units and the price at which it resells or redeems such Units.

REDEMPTION


   Units may be tendered to The Chase Manhattan Bank for redemption at its
office in person, or by mail at                upon payment of any transfer
or similar tax which must be paid to effect the redemption. At the present time there are no such taxes. No redemption fee will be charged by the Sponsor or Trustee. If the Units are represented by a certificate it must be properly endorsed accompanied by a letter requesting redemption. If held in uncertificated form, a written instrument of redemption must be signed by the Unitholder. Unitholders must sign exactly as their names appear on the records of the Trustee with signatures guaranteed by an eligible guarantor institution or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator, or certificates of corporate authority. Unitholders should contact the Trustee to determine whether additional documents are necessary. Units tendered to the Trustee for redemption will be cancelled, if not repurchased by the Sponsor.


   Units will be redeemed at the Redemption Value per Unit next determined after receipt of the redemption request in good order by the Trustee. The Redemption Value per Unit is determined by dividing the Trust Fund Evaluation by the number of Units outstanding. (See "Valuation".)

   A redemption request is deemed received on the business day (see "Valuation" for a definition of business day) when such request is received prior to 4:00 p.m. If it is received after 4:00 p.m., it is deemed received on the next business day. During the period in which the Sponsor maintains a secondary market for Units, the Sponsor may repurchase any Unit presented for tender to the Trustee for redemption no later than the close of business on the second business day following such presentation and Unitholders will receive the Redemption Value next determined after receipt by the Trustee of the redemption request. Proceeds of a redemption will be paid to the Unitholder no later than the seventh calendar day following the date of tender (or if the seventh calendar day is not a business day on the first business day prior thereto).

   With respect to cash redemptions, amounts representing income received shall be withdrawn from the Income Account, and, to the extent such balance is insufficient and for remaining amounts, from the Capital Account. The Trustee is empowered, to the extent necessary, to sell Securities to meet redemptions. The Trustee will sell Securities in such manner as is directed by the Sponsor. In the event no such direction is given, Securities will be sold pro rata, to the extent possible, and if not possible Securities having the greatest amount of capital appreciation will be sold first. (See "Administration of the Trust".) However, with respect to redemption requests in excess of $250,000, the Sponsor, upon request by a redeeming Unitholder, may determine to direct the Trustee to redeem Units "in kind" by distributing Securities to such redeeming Unitholder. When Securities are so distributed, a proportionate amount of each Security will be distributed, rounded to avoid the distribution of fractional shares and using cash or checks where rounding is not possible. The Sponsor may direct the Trustee to redeem Units "in kind" even if it is then maintaining a secondary market in Units of the Trust. Securities will be valued for this purpose as set forth under "Valuation". A Unitholder receiving a redemption "in kind" may incur brokerage or other transaction costs in converting the Stocks distributed into cash. The availability of redemption "in kind" is subject to compliance with all applicable laws and regulations, including the Securities Act of 1933, as amended.


   To the extent that Securities are redeemed in kind or sold, the size and diversity of the Trust will be reduced. Sales will usually be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption. In addition, because of the minimum amounts in which Securities are required to be sold, the proceeds of sale may exceed the amount required at the time to redeem Units; these excess proceeds will be distributed to Unitholders on the Distribution Dates.

   The Trustee may, in its discretion, and will, when so directed by the Sponsor, suspend the right of redemption, or postpone the date of payment of the Redemption Value, for more than seven calendar days following the day of tender for any period during which the New York Stock Exchange, Inc. is closed other than for weekend and holiday closings; or for any period during which the Securities and Exchange Commission determined that trading on the New York Stock Exchange, Inc. is restricted or for any period during which an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable; or for such other period as the Securities and Exchange Commission may by order permit for the protection of Unitholders. The Trustee is not liable to any person or in any way for any loss or damages which may result from any such suspension or postponement, or any failure to suspend or postpone when done in the Trustee's discretion.

VALUATION

   The Trustee will calculate the Trust's value (the "Trust Fund Evaluation") per Unit at the Evaluation Time set forth under "Summary of Essential Information Regarding the Trust" (1) on each business day as long as the Sponsor is maintaining a bid in the secondary market, (2) on the business day on which any Unit is tendered for redemption, (3) on any other day desired by the Sponsor or the Trustee and (4) upon termination, by adding (a) the aggregate value of the Securities and other assets determined by the Trustee as set forth below, (b) cash on hand in the Trust, including dividends receivable on Securities trading ex-dividend and income accrued held but not yet distributed (other than any cash held in any reserve account established under the Indenture or cash held for the purchase of Contract Securities) and
(c) accounts receivable for Securities sold and any other assets of the Trust not included in (a) and (b) above, and deducting therefrom the sum of (v) taxes or other governmental charges against the Trust not previously deducted, (w) accrued fees and expenses of the Trustee and the Sponsor (including legal and auditing expenses) and other Trust expenses (x) cash allocated for distributions to Unitholders and (y) accounts payable for Units tendered for redemption and any other liabilities of the Trust Fund not included in (v),
(w), (x) and (y) above. The per Unit Trust Fund Evaluation is calculated by dividing the result of such computation by the number of Units outstanding as of the date thereof. Business days do not include Saturdays, Sundays, New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day and other days that the New York Stock Exchange is closed.


   The value of Securities shall be determined by the Trustee in good faith in the following manner: (1) if the domestic Securities are listed on one or more national securities exchanges or on the National Market System maintained by the National Association of Securities Dealers Automated Quotations System, such evaluation shall be based on the closing sale price on that day (unless the Trustee deems such price inappropriate as a basis for evaluation) on the exchange which is the principal market thereof (deemed to be the New York Stock Exchange in the case of the domestic Securities if such Securities are listed thereon), (2) if there is no such appropriate closing sales price on such exchange or system, at the mean between the closing bid and asked prices on such exchange or system (unless the Trustee deems such price inappropriate as a basis for evaluation), (3) if the Securities are not so listed or, if so listed and the principal market therefor is other than on such exchange or there are no such appropriate closing bid and asked prices available, such evaluation shall be made by the Trustee in good faith based on the closing sale price in the over-the-counter market (unless the Trustee deems such price inappropriate as a basis for evaluation) or (4) if there is no such appropriate closing price, then (a) on the basis of current bid prices, (b) if bid prices are not available, on the basis of current bid prices for comparable securities, (c) by the Trustee's appraising the value of the Security in good faith on the bid side of the market or (d) by any combination thereof. The tender of a Security pursuant to a tender offer will not affect the method of valuing such Security.

COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION VALUE

   The Securities are valued in the manner described above under "Valuation" on the same basis for the initial offering period as for the offering of the Units in the secondary market and for purposes of redemptions. On any business day following the Initial Date of Deposit, the Public Offering Price per Unit (which figure includes the sales charge) may exceed the Redemption Value. (See "Essential Information"). For this reason and others, including the fact that the Public Offering Price includes the sales charge, the amount realized by a Unitholder upon redemption of Units may be less than the price paid by the Unitholder for such Units.

EXPENSES OF THE TRUST

   The cost of the preparation and printing of the Indenture and this Prospectus, the initial fees of the Trustee and the Trustee's counsel, and expenses incurred in establishing the Trust, including legal and auditing fees (the "Organizational Expenses"), will be paid by the Trust, as is common for mutual funds. Historically, the Sponsors of Unit Trusts have paid all organizational expenses. The Sponsor will receive no fee from the Trust for its services in establishing the Trust.


   The Sponsor will receive a fee, which is earned for portfolio supervisory services, and which is based upon the largest number of Units outstanding during the calendar year. The Sponsor's fee, which is not to exceed $ per Unit per calendar year, may exceed the actual costs of providing portfolio supervisory services for the Trust, but at no time will the total amount it receives for portfolio supervisory services rendered to all series of the PaineWebber Equity Trust in any calendar year exceed the aggregate cost to it of supplying such services in such year.

   For its services as Trustee and Evaluator, the Trustee will be paid in
monthly installments, annually $.   per Unit, based on the largest number of
Units outstanding during the previous month. In addition, the regular and
recurring expenses of the Trust are estimated to be $.   which include, but
are not limited to Organizational Expenses of $.   per Unit, and certain
mailing, printing, and audit expenses. Expenses in excess of this estimate will be borne by the Trust. The Trustee could also benefit to the extent that it may hold funds in non-interest bearing accounts created by the Indenture.


   The Sponsor's fee and Trustee's fee may be increased without approval of the Unitholders by an amount not exceeding a proportionate increase in the category entitled "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor or, if the Price Index is no longer published, a similar index as determined by the Trustee and Sponsor.

   In addition to the above, the following charges are or may be incurred by the Trust and paid from the Income Account, or, to the extent funds are not available in such Account, from the Capital Account (see "Administration of the Trust--Accounts"): (1) fees for the Trustee for extraordinary services;
(2) expenses of the Trustee (including legal and auditing expenses) and of counsel; (3) various governmental charges; (4) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of the Unitholders; (5) indemnification of the Trustee for any loss, liabilities or expenses incurred by it in the administration of the Trust without gross negligence, bad faith or wilful misconduct on its part; (6) brokerage commissions and other expenses incurred in connection with the purchase and sale of Securities; and (7) expenses incurred upon termination of the Trust. In addition, to the extent then permitted by the Securities and Exchange Commission, the Trust may incur expenses of maintaining registration or qualification of the Trust or the Units under Federal or state securities laws so long as the Sponsor is maintaining a secondary market (including, but not limited to, legal, auditing and printing expenses).

   The accounts of the Trust shall be audited not less than annually by independent public accountants selected by the Sponsor. The expenses of the audit shall be an expense of the Trust. So long as the Sponsor maintains a secondary market, the Sponsor will bear any annual audit expense which exceeds $.0050 per Unit. Unitholders covered by the audit during the year may receive a copy of the audited financial statements upon request.

   The fees and expenses set forth above are payable out of the Trust and when unpaid will be secured by a lien on the Trust. Based upon the last dividends paid prior to the Initial Date of Deposit, dividends on the Securities are expected to be sufficient to pay the entire amount of estimated expenses of the Trust. To the extent that dividends paid with respect to the Securities are not sufficient to meet the expenses of the Trust, the Trustee is authorized to sell Securities to meet the expenses of the Trust. Securities will be selected in the same manner as is set forth under "Redemption".

RIGHTS OF UNITHOLDERS


   Ownership of Units is evidenced by recordation on the books of the Trustee. In order to avoid additional operating costs and for investor convenience, certificates will not be issued unless a request, in writing with signature guaranteed by an eligible guarantor institution or in such other manner as may be acceptable to the Trustee, is delivered by the Unitholder to the Sponsor. Issued Certificates are transferable by presentation and surrender to the Trustee at its office in New York, New York properly endorsed or accompanied by a written instrument or instruments of transfer. Uncertificated Units are transferable by presentation to the Trustee at its office in New York, New York of a written instrument of transfer.

   Certificates may be issued in denominations of one Unit or any integral multiple thereof as deemed appropriate by the Trustee. A Unitholder may be required to pay $2.00 per certificate reissued or transferred, and shall be required to pay any governmental charge that may be imposed in connection with each such transfer or interchange. For new certificates issued to replace destroyed, mutilated, stolen or lost certificates, the Unitholder must furnish indemnity satisfactory to the Trustee and must pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

DISTRIBUTIONS


   The annual income per Unit, after deducting estimated annual Trust expenses per Unit, will depend primarily upon the amount of dividends declared and paid by the issuers of the Securities and changes in the expenses of the Trust and, to a lesser degree, upon the level of purchases of additional Securities and sales of Securities. There is no assurance that dividends on the Securities will continue at their current levels or be declared or paid.

   The Trustee will distribute net dividends from the Income Account on the monthly Distribution Dates to Unitholders of record on the preceding Record Date. Distributions from the Capital Account will be made on annual Distribution Dates to Unitholders of record on the preceding Record Date. Each Unit receives an equal share of monthly distributions of dividend income net of estimated expenses. Because dividends on the Securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the Income Account. Subject to the Reinvestment Plan, the Income Account distribution for each investor shall consist of an amount, computed monthly by the Trustee, substantially equal to one-twelfth of the investor's pro rata share of the estimated annual income to the Income Account after deducting estimated expenses. There is no assurance that actual distributions will be made since all dividends received
may be used to pay expenses. Distributions of less than $    per Unit need
not be made from the Capital Account on any Distribution Date. See "Essential Information". Whenever required for regulatory or tax purposes, the Trustee will make special distributions of any dividends or capital on special Distribution Dates to Unitholders of record on special Record Dates declared by the Trustee.


   If and to the extent that the Sponsor, on behalf of the Trust, receives a favorable response to a no-action letter request which it intends to submit to the Division of Investment Management of the Securities and Exchange Commission (the "SEC") with respect to reinvesting cash proceeds received by the Trust, the Trustee may reinvest such cash proceeds in additional Securities held in the Trust Fund at such time. Such reinvestment shall be made so that each deposit of additional Securities shall be made so as to match as closely as practicable the percentage relationships of shares of Securities, and such reinvestment shall be made in accordance with the parameters set forth in the no-action letter response. If the Sponsor and the Trustee determine that it shall be necessary to amend the Indenture to comply with the parameters set forth in the no-action letter response, such documents may be amended without the consent of Unitholders. There can be no assurance that the Sponsor will receive a favorable no-action letter response.


   Unitholders may elect to have their Income Account distributions automatically reinvested into additional Units of the Trust at no sales charge. (See "Reinvestment Plan").


   Upon termination of the Trust, each Unitholder of record on such date will receive his pro rata share of the amounts realized upon disposition of the Securities plus any other assets of the Trust, less expenses of the Trust. (See "Termination of the Trust".)

REINVESTMENT PLAN

   Income Account and Capital Account distributions on Units may be reinvested by participating in the Trust's Reinvestment Plan (the "Reinvestment Plan"). To participate in the Reinvestment Plan, a Unitholder must contact his broker, dealer or financial institution to determine whether he may participate in the Reinvestment Plan. Under the Reinvestment Plan, the Units acquired for current Unitholders will be either Units already held in inventory by the Sponsor or new Units created by the Sponsor's deposit of additional Securities, contracts to purchase additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase additional Securities. Deposits or purchases of additional Securities will be made so as to maintain the percentage relationships. Purchases made pursuant to the Reinvestment Plan will be made without any sales charge at the net asset value for Units of the Trust. Under the Reinvestment Plan, the Trust will pay the distributions to the Trustee which in turn will purchase for those participating Unitholders whole Units of the Trust at the price determined as of the close of business on the Distribution Date and will add such Units to the Unitholder's account. The Unitholder's account statement will reflect the reinvestment. The Trustee will not issue fractional Units, thus any cash remaining after purchasing the maximum number of whole Units will be distributed to the Unitholder. Unitholders wishing to terminate their participation in the Reinvestment Plan must notify their broker, dealer or financial institution of such decision. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.

ADMINISTRATION OF THE TRUST

   Accounts. All dividends and income received on Securities, proceeds from the sale of Securities or other moneys received by the Trustee on behalf of the Trust may be held in trust in non-interest bearing accounts until required to be disbursed.

   The Trustee will credit on its books to an Income Account dividends, if any, and income, on Securities in the Trust. All other receipts (i.e., return of principal and gains) are credited on its books to a Capital Account. A record will be kept of qualifying dividends within the Income Account. The pro rata share of the Income Account and the pro rata share of the Capital Account represented by each Unit will be computed by the Trustee as set forth under "Valuation".

   The Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account, amounts necessary to pay expenses incurred by the Trust. (See "Expenses and Charges.") In addition, the Trustee may withdraw from the Income Account and the Capital Account such amounts as may be necessary to cover redemption of Units by the Trustee. (See "Redemption.")

   The Trustee may establish reserves (the "Reserve Account") within the Trust for state and local taxes, if any, and any other governmental charges payable out of the Trust.

   Reports and Records. With any distribution from the Trust, Unitholders will be furnished with a statement setting forth the amount being distributed from each account.

   The Trustee keeps records and accounts of the Trust at its office in Boston, including records of the names and addresses of Unitholders, a current list of underlying Securities in the portfolio and a copy of the Indenture. Records pertaining to a Unitholder or to the Trust (but not to other Unitholders) are available to the Unitholder for inspection at reasonable times during business hours.


   Within a reasonable period of time after the end of each calendar year, commencing with calendar year 1998, the Trustee will furnish each person who was a Unitholder at any time during the calendar year an annual report containing the following information, expressed in reasonable detail both as a dollar amount and as a dollar amount per Unit: (1) a summary of transactions for such year in the Income and Capital Accounts and any Reserves; (2) any Securities sold during the year and the Securities held at the end of such year; (3) the Trust Fund Evaluation per Unit, based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts distributed to Unitholders during such year.

   Portfolio Supervision. The portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security (or tender a stock for cash in the case of paragraph (6) below):

     (1) upon the failure of the issuer to declare or pay anticipated dividends or interest;

     (2) upon the institution of a materially adverse action or proceeding at law or in equity seeking to restrain or enjoin the declaration or payment of dividends or interest on any such Securities or the existence of any other materially adverse legal question or impediment affecting such Securities or the declaration or payment of dividends or interest on the same;

     (3) upon the breach of covenant or warranty in any trust indenture or other document relating to the issuer which might materially and adversely affect either immediately or contingently the declaration or payment of dividends on such Securities;

     (4) upon the default in the payment of principal or par or stated value of, premium, if any, or income on any other outstanding securities of the issuer or the guarantor of such Securities which might materially and adversely, either immediately or contingently, affect the declaration or payment of dividends on the Securities;

     (5) upon the decline in price or the occurrence of any materially adverse credit factors, that in the opinion of the Sponsor, make the retention of such Securities not in the best interest of the Unitholder;


     (6) upon a public tender offer being made for a Stock, or a merger or acquisition being announced affecting a Stock that in the opinion of the Sponsor make the sale or tender of the Stock in the best interests of the Unitholders;

     (7) if the sale of such Securities is desirable to maintain the qualification of the Trust Fund as a "regulated investment company"; or

     (8) upon the happening of events which, in the opinion of the Sponsor, negatively affect the economic fundamentals of the issuer of the Security or the industry of which it is a part.


   The Trustee may dispose of Securities where necessary to pay Trust expenses or to satisfy redemption requests as directed by the Sponsor and in a manner necessary to maximize the objectives of the Trust, or if not so directed in its own discretion, and Stocks having the greatest appreciation shall be sold first.

AMENDMENT OF THE INDENTURE

   The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent or to make such other provisions as will not adversely affect the interest of the Unitholders.

   The Indenture may also be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to implement a program to reinvest cash proceeds received by the Trust in connection with corporate actions and in other situations, when and if the Sponsor receives a favorable response to the no-action letter request which it intends to submit to the Division of Investment Management at the SEC discussed above (see "Distributions"). There can be no assurance that a favorable no-action letter response will be received.

   The Indenture may be amended in any respect by the Sponsor and the Trustee with the consent of the holders of 51% of the Units then outstanding; provided that no such amendment shall (1) reduce the interest in the Trust represented by a Unit or (2) reduce the percentage of Unitholders required to consent to any such amendment, without the consent of all Unitholders.

   The Trustee will promptly notify Unitholders of the substance of any amendment affecting Unitholders' rights or their interest in the Trust.

TERMINATION OF THE TRUST


   The Indenture provides that the Trust will terminate on the Mandatory Termination Date. If the value of the Trust as shown by any evaluation is less than forty per cent (40%) of the market value of the Securities upon completion of the deposit of Securities, the Trustee may in its discretion, and will when so directed by the Sponsor, terminate such Trust. The Trust may also be terminated at any time by the written consent of 51% of the Unitholders or by the Trustee upon the resignation or removal of the Sponsor if the Trustee determines termination to be in the best interest of the Unitholders. In no event will the Trust continue beyond the Mandatory Termination Date.


   Unless advised to the contrary by the Sponsor, approximately 20 days prior to the termination of the Trust the Trustee will begin to sell the Securities held in the Trust and will then, after deduction of any fees and expenses of the Trust and payment into the Reserve Account of any amount required for taxes or other governmental charges that may be payable by the Trust, distribute to each Unitholder, after due notice of such termination, such Unitholder's pro rata share in the Income and Capital Accounts. Moneys held upon the sale of Securities may be held in non-interest bearing accounts created by the Indenture until distributed and will be of benefit to the Trustee. The sale of Securities in the Trust in the period prior to termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount paid by such Unitholder.

SPONSOR

   The Sponsor, PaineWebber Incorporated, is a corporation organized under the laws of the State of Delaware. The Sponsor is a member firm of the New York Stock Exchange, Inc. as well as other major securities and commodities exchanges and is a member of the National Association of Securities Dealers, Inc. The Sponsor is engaged in a security and commodity brokerage business as well as underwriting and distributing new issues. The Sponsor also acts as a dealer in unlisted securities and municipal bonds and in addition to participating as a member of various selling groups or as an agent of other investment companies, executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker or dealer in securities.

   The Indenture provides that the Sponsor will not be liable to the Trustee, the Trust or to the Unitholders for taking any action or for refraining from taking any action made in good faith or for errors in judgment, but will be liable only for its own willful misfeasance, bad faith, gross negligence or willful disregard of its duties. The Sponsor will not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities in the Trust.

   The Indenture is binding upon any successor to the business of the Sponsor. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on the business of the Sponsor and duly assumes all the obligations of the Sponsor under the Indenture. In such event the Sponsor shall be relieved of all further liability under the Indenture.

   If the Sponsor fails to undertake any of its duties under the Indenture, becomes incapable of acting, becomes bankrupt, or has its affairs taken over by public authorities, the Trustee may either appoint a successor Sponsor or Sponsors to serve at rates of compensation determined as provided in the Indenture or terminate the Indenture and liquidate the Trust.


TRUSTEE

   The Trustee is The Chase Manhattan Bank, a New York Bank with its principal executive office located at 270 Park Avenue, New York, New York 10081 and its unit investment trust office at 4 New York Plaza, New York, New York 10004. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Securities and coupon-clipping, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.


   The Indenture provides that the Trustee will not be liable for any action taken in good faith in reliance on properly executed documents or the disposition of moneys, Securities or Certificates or in respect of any valuation which it is required to make, except by reason of its own gross negligence, bad faith or willful misconduct, nor will the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities in the Trust. In the event of the failure of the Sponsor to act, the Trustee may act and will not be liable for any such action taken by it in good faith. The Trustee will not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee. The Trustee will be indemnified and held harmless against any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust, including the costs and expenses (including counsel fees) of defending itself against any claim of liability.

INDEPENDENT AUDITORS

   The Statement of Financial Condition and Schedule of Investments audited by Ernst & Young LLP, independent auditors, have been included in reliance on their report given on their authority as experts in accounting and auditing.

LEGAL OPINIONS

   The legality of the Units offered hereby has been passed upon by Carter, Ledyard & Milburn, 2 Wall Street, New York, New York, as counsel for the Sponsor.

                        REPORT OF INDEPENDENT AUDITORS


THE UNITHOLDERS, SPONSOR AND TRUSTEE
THE PAINEWEBBER EQUITY TRUST, REIT SERIES 1

   We have audited the accompanying Statement of Financial Condition of The PaineWebber Equity Trust, REIT Series 1, including the Schedule of
Investments, as of          . This financial statement is the responsibility
of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation with The Chase Manhattan Bank, the Trustee of an irrevocable letter of credit deposited for the purchase of securities,
as shown in the financial statement as of          . An audit also includes
assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


   In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The PaineWebber Equity
Trust, REIT Series 1 at          , in conformity with generally accepted
accounting principles.
                                                 ERNST & YOUNG LLP
New York, New York

                        THE PAINEWEBBER EQUITY TRUST,
                                REIT SERIES 1
                       STATEMENT OF FINANCIAL CONDITION
                   AS OF INITIAL DATE OF DEPOSIT,

                                  TRUST PROPERTY

Sponsor's Contracts to Purchase underlying Securities backed by
 irrevocable letter of credit (a)..................................        $
Organizational Expenses (b)........................................
                                                                    --------------
    Total..........................................................        $
                                                                    ==============
                              INTEREST OF UNITHOLDERS

Accrued Liability (b)..............................................        $
                                                                    --------------
Units outstanding:
 Cost to investors (c).............................................
 Less: Gross underwriting commissions (d)..........................
                                                                    --------------
    Total liabilities and net assets...............................        $
                                                                    ==============

------------


   (a) The aggregate cost to the Trust of the securities listed under
"Schedule of Investments" is determined by the Trustee on the basis set forth above under "Public Offering of Units--Public Offering Price." See also the column headed Cost of Securities to Trust under "Schedule of Investments."
Pursuant to contracts to purchase securities, an irrevocable letter of credit
drawn on                                  in the amount of $      has been
deposited with the Trustee, The Chase Manhattan Bank, for the purchase of
$     aggregate value of Securities in the initial deposit and for the purchase of Securities in subsequent deposits.

   (b) Organizational Expenses incurred by the Trust have been deferred and will be amortized over the 3 year life of the Trust. Organizational Expenses
have been estimated on projected total assets of $   million. To the extent
the Trust is larger or smaller, the estimate may vary.


   (c) The aggregate public offering price is computed on the basis set forth under "Public Offering of Units--Public Offering Price."


   (d) No sales charge is imposed on the Initial Date of Deposit. Thereafter, a maximum sales charge of 3.50% of the Public Offering Price per Unit is computed on the basis set forth under "Public Offering of Units--Sales Charge and Volume Discount."


                                      30


                         THE PAINEWEBBER EQUITY TRUST
                                REIT SERIES 1
                           SCHEDULE OF INVESTMENTS
                 AS OF INITIAL DATE OF DEPOSIT, MAY   , 1998


COMMON STOCKS (1)


  PRIMARY INDUSTRY SOURCE AND      NUMBER OF      COST OF SECURITIES
         NAME OF ISSUER              SHARES          TO TRUST(2)
-------------------------------  ------------- ----------------------


























------------
(1)     ALL SECURITIES ARE REPRESENTED ENTIRELY BY CONTRACTS TO PURCHASE
        SECURITIES.
(2) VALUATION OF THE SECURITIES BY THE TRUSTEE WAS MADE AS DESCRIBED IN "VALUATION" AS OF THE CLOSE OF BUSINESS ON THE BUSINESS DAY PRIOR TO THE INITIAL DATE OF DEPOSIT.
(3)     THE PROFIT (LOSS) TO THE SPONSOR ON THE DATE OF INITIAL DATE OF
        DEPOSIT IS $   .

                           PaineWebber Equity Trust
                                REIT Series 1


                                                                      TRUSTEE:
                                                      THE CHASE MANHATTAN BANK
                                            Customer Service Retail Department
                                                         Bowling Green Station
                                                                 P.O. Box 5187
                                                     New York, N.Y. 10274-5187
                                                                1-800-323-1508

                                                                      SPONSOR:

                                                      PAINEWEBBER INCORPORATED
                                                        1200 Harbor Boulevard,
                                                         Weehawken, N.J. 07087
                                                                (201) 902-3000
                              TABLE OF CONTENTS



     Essential Information Regarding the Trust    2
     The Trust ...............................    6
     Objectives and Securities Selection .....    7
       Risk Factors and Special Considerations    9
       General ...............................    9
       Real Estate Investment Trusts .........   11
       Federal Income Taxes ..................   13
       Public Offering of Units ..............   15
       Public Offering Price .................   15
       Sales Charge and Volume Discount ......   16
       Employee Discount .....................   17
       Exchange Option .......................   17
       Conversion Option .....................   18
       Distribution of Units .................   19
     Sponsor's Profits  ......................   19
       Secondary Market for Units ............   19
       Sponsor's Profits .....................   19
     Redemption ..............................   20
     Valuation ...............................   21
     Comparison of Public Offering Price and
      Redemption Value .......................   22
     Expenses of the Trust ...................   22
     Rights of Unitholders ...................   23
     Distributions ...........................   24
     Reinvestment Plan .......................   24
     Administration of the Trust .............   25
       Accounts ..............................   25
       Reports and Records ...................   25
       Portfolio Supervision .................   25
     Amendment of the Indenture ..............   26
     Termination of the Trust ................   27
     Sponsor .................................   27
     Trustee .................................   28
     Independent Auditors ....................   28
     Legal Opinions ..........................   28
     Report of Independent Auditors ..........   29
     Statement of Financial Condition ........   30
     Schedule of Investments .................   31


-----------------------------------------------------------------------------
NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE TRUST, THE TRUSTEE OR THE SPONSOR. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

-----------------------------------------------------------------------------
THIS PROSPECTUS CONTAINS INFORMATION CONCERNING THE TRUST AND THE SPONSOR, BUT DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE TRUST'S REGISTRATION STATEMENTS, AMENDMENTS AND EXHIBITS RELATING THERETO, WHICH HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 28th day of April, 1998.


                                   THE PAINEWEBBER EQUITY TRUST,
                                     REIT SERIES 1
                                            (Registrant)

                                   By: PaineWebber Incorporated
                                            (Depositor)

                                           Robert E. Holley
                                        Senior Vice President


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of PaineWebber Incorporated the Depositor by the following persons who constitute a majority of the Executive Committee of its Board of Directors in the following capacities and in the City of New York, and State of New York, on this 28th day of April, 1998.


PAINEWEBBER INCORPORATED


     Name                                      Office
     ----                                      ------
Donald B. Marron                   Chairman, Chief Executive
                                   Officer, Director & Member of
                                   the Executive Committee*

Regina A. Dolan                    Executive Vice President, Chief
                                   Financial Officer & Director of PaineWebber
                                   Incorporated*

Joseph J. Grano, Jr.               President, Retail Sales & Marketing,
                                   Director & Member of the Executive
                                   Committee*

Steve P. Baum                      Executive Vice President, Director of
                                   PaineWebber Incorporated*

Robert H. Silver                   Executive Vice President Director of
                                   Paine Webber Incorporated*

Mark B. Sutton                     Executive Vice President, Director of
                                   PaineWebber Incorporated*

Margo N. Alexander                 Executive Vice President, Director of
                                   PaineWebber Incorporated*

Terry L. Atkinson                  Managing Director, Director of PaineWebber
                                   Incorporated*

Brian M. Barefoot                  Executive Vice President, Director of
                                   PaineWebber Incorporated*

Michael Culp                       Managing Director, Director of PaineWebber
                                   Incorporated*

Edward M. Kerschner                Managing Director, Director of PaineWebber
                                   Incorporated*

James P. MacGilvray                Executive Vice President, Director of
                                   PaineWebber Incorporated*

                                   By
                                      -----------------------------------
                                      Robert Holley
                                      Attorney-in-fact*

--------------
* Executed copies of the powers of attorney have been filed with the Securities and Exchange Commission in connection with Post Effective Amendment No.19 to the Registration Statement File No. 2-61279.